
BA Claims
0
4mi
4km
Nequatque 1
Nequatque 3a
Gates
Devine
Squamish-Lillooet
Birken
Gramsons
Pemberton Meadows
Pemberton Portage
Creekside
Blackwater
N
99
Owl Creek
Kia Ora Trailer Park
Mount Currie 6
Pemberton
Pemberton
Mount Currie 2
Mount Currie
Tisdall
Nesuch
Gravel Road
Green River
Highway 99
Paved Road
Lillooet Lake
Wedge
99
Alpine Meadows
Whistler
Rainbow
Sproatt
Vancouver 100 Kilometers (60 Miles)
Location
and
Access
BA Claims
AAA Minerals Inc.
Drawn by
L.Stephenson
May 2003